

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43810


09055296

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/2008_____ AND ENDING_____12/31/2008_____
                                                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janus Distributors LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Detroit Street
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory A. Frost   303-336-7881
                                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

555 17th Street	Denver	CO SEC Mail Processing 80202	
(Address)	(City)	(State) Section (Zip Code)	

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Gregory A. Frost_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Janus Distributors LLC_____ , as

of _____December 31_____ , 20 08_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                    Signature

Executive Vice President and Chief Financial Officer
_____
                                    Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANITA O ALBRIGHT
Notary Public
State of Colorado

My Commission Expires : 1/13/2010

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Janus Distributors LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Janus Distributors LLC ("the Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2009

Member of
Deloitte Touche Tohmatsu

JANUS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
(in thousands)

ASSETS		December 31, 2008
Cash and cash equivalents	$	4,230
Prepaid expenses and other assets		1,165
Deferred commissions		2,050
Total Assets	$	7,445

LIABILITIES AND MEMBER'S CAPITAL

Total Liabilities	$	1,469
Member's Capital:		
Member's capital		35,413
Accumulated deficit		(29,437)
Total Member's Capital		5,976
Total Liabilities and Member's Capital	$	7,445

See accompanying notes to statement of financial condition.

JANUS DISTRIBUTORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

1. DESCRIPTION OF BUSINESS

Janus Distributors LLC (the "Company") is a general distributor and agent for the sale and distribution of shares of certain investment companies (hereafter referred to as "mutual funds") which are directly advised or serviced by Janus Capital Management LLC ("JCM") and its consolidated subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers deposits with financial institutions and money market funds to be cash and cash equivalents.

Deferred Commissions - Deferred commissions are commissions paid to financial intermediaries on sales of certain Janus Adviser Series shares, referred to as "C shares". Fees received by the Company from redemption of C shares within one year of purchase reduce the unamortized deferred commissions. Deferred costs on outstanding shares are amortized over one year or when the shares are redeemed, if earlier.

Income Taxes - No amounts related to income taxes have been included in the accompanying statement of financial condition, as limited liability companies are treated as partnerships for income tax purposes. All income or losses accrue to the Company's sole member, JCM.

3. RELATED PARTIES AND OTHER MATTERS

Certain officers of the Company are also officers of JCM and subsidiaries and of the mutual funds distributed by the Company.

JCM has agreed to make capital contributions to the Company to the extent required to maintain net capital.

4. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2008, the Company had net capital of $2,761,000 which exceeds the required amount by $2,662,000. The Company's net capital ratio was 0.53 to 1.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 20, 2009

To the Member of
Janus Distributors LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Janus Distributors LLC ("the Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 20, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Janus Distributors LLC
(SEC I.D. No. 8-43810)
(A Wholly Owned Subsidiary
of Janus Capital Management LLC)

Statement of Financial Condition

as of December 31, 2008 and Independent Auditors' Report

and Supplemental Report on Internal Accounting Control

Filed in accordance with Rule 17a-5(e)(3) as a

PUBLIC DOCUMENT.